DC

No Act
P.E. 12-4-06

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07043070

January 11, 2007

Kenneth L. Wagner
Associate General Counsel
Bank of America Corporation
101 S. Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/11/2007

Re: Bank of America Corporation
Incoming letter dated December 4, 2006

Dear Mr. Wagner:

This is in response to your letter dated December 4, 2006 concerning the shareholder proposal submitted to Bank of America by the International Brotherhood of Teamsters. We also have received a letter from the proponent dated January 9, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary – Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

1085917

Bank of America

KENNETH L. WAGNER
Associate General Counsel
Legal Department

December 4, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the International Brotherhood of Teamsters

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal and supporting statement on November 2, 2006 (the "Proposal") from the International Brotherhood of Teamsters (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on April 25, 2007. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2007 and to commence mailing those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the proxy materials for the 2007 Annual Meeting.

Tel: 704.386.9036 Fax: 704.719.0843
kenneth.wagner@bankofamerica.com
Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

SUMMARY OF PROPOSAL

The Proposal requests the Corporation to provide a report disclosing certain detailed information regarding political contributions and expenditures.

REASON FOR EXCLUSION OF PROPOSAL

General

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(12)(ii) because it deals with the same subject matter as proposals that were included in the proxy materials for the Corporation's (i) 2006 Annual Meeting of Stockholders held on April 26, 2006 (the "2006 Annual Meeting") and (ii) 2005 Annual Meeting of Stockholders held on April 27, 2005 (the "2005 Annual Meeting"), but did not receive the support of at least 6% of the votes cast at the 2006 Annual Meeting.

Prior Submissions

The following proposal (the "2006 Proposal") was included in the Corporation's proxy materials for the 2006 Annual Meeting— stockholders recommend that management publish in newspapers of general circulation "a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders. And if no such disbursements were made, to have that fact publicized in the same manner." As reported in the Corporation's Form 10-Q for the quarter ended June 30, 2006, the 2006 Proposal received 4.5% of the votes cast[1] in regard thereto. A copy of the 2006 Proposal, as set forth in the proxy materials for the 2006 Annual Meeting, is attached hereto as **Exhibit B**.

A proposal that was virtually identical to the 2006 Proposal was included in the Corporation's proxy materials for the 2005 Annual Meeting (the "2005 Proposal" and together with the 2006 Proposal, the "Prior Proposals"). A copy of the 2005 Proposal, as set forth in the proxy materials for the 2005 Annual Meeting, is attached hereto as **Exhibit C**.

Prior Precedent and Interpretation

Rule 14a-8(i)(12)(ii) provides that if a proposal deals with substantially the same subject matter as prior proposals submitted to stockholders in a company's proxy statements at any annual or special

[1] Tabulation is as follows: **total votes cast**—2,739,395,157, votes cast **for**—123,186,446 and votes cast **against**—2,616,208,711. Abstentions and broker non-votes were not included for purposes of the calculation.

meeting of stockholders held within the preceding five calendar years, it may be omitted from the company's proxy materials relating to any meeting of security holders held within three calendar years after the latest such previous submission if it received less than 6% of the vote on its last submission to stockholders if proposed two times within the preceding five calendar years.

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the Prior Proposals and the Proposal must be exactly the same. The Commission stated in *Securities Exchange Act Release No. 34-20091* (August 16, 1983) the following:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns. (emphasis added)

Consequently, the Division has consistently taken the position that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to be able to exclude the later submitted proposal. In fact, when considering whether a proposal deals with substantially the same subject matter, the Division has focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Division has consistently concurred with the exclusion of proposals under Rule 14-8(i)(12) when the proposal(s) in question share similar underlying issues with the prior proposals, even if the subsequent proposal(s) request the company to take different actions.

For example, in *Bank of America Corporation* (February 25, 2005), the Division permitted the exclusion of a proposal requesting public disclosure of the company's political and charitable contributions. One prior proposal requested that the company refrain from making direct charitable contributions. Another prior proposal requested the company to adopt a policy that no contribution to any political movement or entity be made by the company. Both of these prior proposals were put to a stockholder vote and were not adopted. The supporting statements of each of the prior proposals and the subject proposal shared the same substantive concern—the use of funds for corporate contributions. Each supporting statement argued against using corporate funds for contributions. Despite the different actions requested and the slightly differing scope (political and/or charitable corporate contributions) and subject matters of the two prior proposals and the proposal at issue in that letter (*e.g.*, disclose corporate contributions versus do not make corporate contributions), the Division concluded that the proposal at issue dealt with substantially the same subject matter as prior proposals and concurred that the proposal could be omitted under Rule 14a-8(i)(12). *See also, The Home Depot, Inc.* (February 10, 2005).

In addition, in *Bristol-Myers Squibb Company* (February 6, 1996), the Division permitted exclusion of a proposal requesting that the board of directors of the company form a committee to formulate an educational plan to inform women of the potential abortifacient action of the Company's products. In three prior proposals, a request that the company refrain from making charitable contributions to organizations that perform abortions was put to a stockholder vote and was not adopted. Despite the different actions requested and the different subject matters of the three prior proposals and the proposal at issue (*e.g.*, consumer education versus charitable contributions), in granting relief under 14a-8(c)(12)(iii), the Division concluded that the proposal at issue dealt with "substantially the same subject matter (i.e., abortion-related matters)" as the proposals regarding the company's charitable contributions.

Analysis

The Prior Proposals and the Proposal make the same substantive request—detailed disclosure regarding the use of corporate funds for political and related contributions. Furthermore, the Division has previously found that a proposal substantially similar to the Proposal was excludable under Rule 14a-8(i)(11) because it was "substantially duplicative" of the 2005 Proposal (and therefore, the 2006 Proposal). *See Bank of America* (February 14, 2006) ("*Bank of America 2006*"). In the *Bank of America 2006* letter, the proponent unsuccessfully attempted to distinguish its proposal from the 2005 Proposal. However, the fact remained that the two proposals at issue in the *Bank of America 2006* letter had the same principal thrust and principal focus and thus, were substantially duplicative. The Corporation believes that the "substantially duplicative" standard under Rule 14a-8(i)(11) is substantively similar to the "substantially the same subject matter" standard under Rule 14a-8(i)(12).

As noted above the two Prior Proposals are virtually identical. The Prior Proposals request that the Board of Directors direct management to publish annually a very broad and detailed statement of political contributions made by the Corporation. The Prior Proposals request that the statement include (i) each of the Corporation's direct and indirect political and related contributions in the prior fiscal year, (ii) the date of each such contribution, (iii) the amount of each such contribution and (iv) the identity of the person or persons to whom each such contribution was made. In subsequent years, such statement would be included in the Corporation's annual report to stockholders. Similarly, the Proposal requests that the Corporation prepare a semi-annual report containing certain detailed information relating to the Corporation's political contributions and expenditures to be presented to the Corporation's Audit Committee and published on the Corporation's website. The supporting statements for both the Prior Proposals and the Proposal are focused on transparency and accountability for corporate spending on political related activities. While not identical, there is significant overlap between the information requested in the Prior Proposals and the information requested in the Proposal. The Corporation believes that the Prior Proposals and the Proposal clearly share identical substantive concerns—detailed disclosure regarding the Corporation's political contributions and related policies—even though the specific language or actions proposed in each deal with those concerns in a slightly different manner.

Over the last five years, the Corporation's stockholders have been repeatedly asked whether they want additional detailed information regarding the Corporation's political contributions and related policies. Stockholders have shown overwhelmingly little interest in this concept. At the 2006 Annual Meeting, over 95% of stockholders cast votes against the 2006 Proposal. Accordingly, the Corporation believes that the Proposal may be omitted under Rule 14a-8(i)(12)(ii) because substantially similar proposals were submitted to stockholders two times in last five calendar years, but the last such submission, the 2006 Proposal, received less than 6% of the total number of votes cast in regard thereto.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2007 Annual Meeting. Based on the Corporation's timetable for the 2007 Annual Meeting, a response from the Division by February 3, 2007 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Kenneth L. Wagner
Associate General Counsel

cc: William J. Mostyn, III
International Brotherhood of Teamsters (Noa Oren)

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

November 2, 2006

BY FAX: 704-386-1670
BY UPS NEXT DAY

Mr. William J. Mostyn, III
Corporate Secretary
Bank of America Corporation
101 S. Tryon Street, NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Mostyn:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2007 Annual Meeting.

The General Fund has owned 70,000 shares of Bank of America Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Noa Oren of the Capital Strategies Department, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

RESOLVED: That the shareholders of Bank of America ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

    a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;
    b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and,
    c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the Board of Directors' audit committee or other relevant oversight committee and posted on the Company's website to reduce costs to shareholders.

SUPPORTING STATEMENT: As long-term shareholders of Bank of America, we support policies that apply transparency and accountability to corporate spending on political activities. Such disclosure is consistent with public policy and in the best interest of shareholders.

Company executives exercise wide discretion over use of corporate resources for political activities. These decisions involve political contributions, called "soft money," and payments to trade associations and related groups that are used for political activities. Most of these expenditures are not disclosed. In 2003-04, the last fully reported election cycle, the Company contributed at least $52,383 in soft money. (According to the Center for Public Integrity: http://www.publicintegrity.org/527/db.aspx?act=main)

However, its payments to trade associations used for political activities are undisclosed and unknown. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate. According to the Center for Political Accountability (CPA), some of Bank of America's donations have ended up with candidates whose positions contradicted policies and practices that enhanced the Company's reputation.

The result: shareholders and, in many cases, management do not know how trade associations use their Company's money politically. The proposal asks the Company to disclose political contributions and payments to trade associations and other tax-exempt organizations. Publicly available data does not provide a complete picture of the Company's political expenditures. The Company's Board and its shareholders need complete disclosure to be able to evaluate the political use of corporate assets.

We urge your support **FOR** this critical governance reform.

EXHIBIT B

Restricted Stock Units. A participant who is awarded restricted stock units will not recognize income and the Corporation will not be allowed a deduction at the time the award is made. When a participant receives payment for restricted stock units in shares of Common Stock or cash, the fair market value of the shares or the amount of the cash received will be ordinary income to the participant and will be allowed as a deduction for federal income tax purposes to the Corporation. However, if there is a substantial risk that any shares of Common Stock used to pay out earned restricted stock units will be forfeited (for example, because the Compensation Committee conditions those shares on the performance of future services), the taxable event will be deferred until the risk of forfeiture lapses. In this case, the participant can elect to make an election under Section 83(b) of the Code as previously described. The Corporation can take the deduction at the time the ordinary income is recognized by the participant.

The Board recommends a vote "FOR" approval of the amendment to the Stock Plan (Item 3 on the proxy card).

ITEMS 4 THRU 7: STOCKHOLDER PROPOSALS

The Corporation has received the stockholder proposals set forth below in Items 4 thru 7. **For the reasons set forth after each of these proposals, the Board recommends a vote "AGAINST" Items 4 thru 7.**

ITEM 4: STOCKHOLDER PROPOSAL REGARDING POLITICAL CONTRIBUTIONS

The Corporation has received the following stockholder proposal from Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, D.C. 20037. As of the record date for the Annual Meeting, Mrs. Davis beneficially owned 1,720 shares of Common Stock.

Resolved: That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago and Charlotte, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders. And if no such disbursements were made, to have that fact publicized in the same manner.

Stockholder's Statement Supporting Item 4:

This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent. Last year, the owners of 143,934,389 shares, representing 5.8% of shares voting, voted FOR this resolution."

If you AGREE, please mark your proxy FOR this resolution.

The Board recommends a vote "AGAINST" Item 4 for the following reasons:

This proposal was submitted at the 2005 Annual Meeting and was overwhelmingly rejected by the stockholders. The owners of 2,338,509,558 shares, representing 94.2% of shares voting, voted AGAINST this resolution. The Board has again considered this proposal and continues to believe that its adoption is unnecessary and would not be in the best interests of the Corporation or its stockholders.

The Corporation is already required to comply with numerous federal, state and local laws and regulations governing the permissibility and reporting of political contributions. If adopted, this proposal would impose additional costs and administrative burdens on the Corporation without conferring a commensurate benefit on the stockholders.

Under applicable law, the Corporation cannot make corporate contributions to federal candidates. The Corporation is permitted to make contributions to state and local candidates or initiatives where permitted by law, but rarely does so. As authorized by federal and state law, the Corporation also sponsors several federal and state political action committees funded solely by voluntary contributions from associates. In each instance, our associates political action committees and the Corporation fully comply with all applicable reporting and public disclosure requirements. The political action committees file publicly available reports with the Federal Election Commission and state and local campaign finance committees detailing their receipts and disbursements.

The Board believes that these political activities are important efforts that should not be hindered by special disclosure rules in addition to those required by federal, state and local regulatory authorities. The Board further believes that much of the requested disclosure is already publicly available. As such, the Board does not believe that advertising in newspapers would either provide stockholders with additional meaningful information or be a productive use of the Corporation's funds.

Item 5: Stockholder Proposal Regarding Majority Voting In Director Elections

The Corporation has received the following stockholder proposal from the United Brotherhood of Carpenters and Joiners of America, 101 Constitution Avenue, N.W., Washington, DC 20001. As of the record date for the Annual Meeting, United Brotherhood of Carpenters and Joiners of America beneficially owned 33,200 shares of Common Stock.

Resolved: That the shareholders of Bank of America Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Stockholder's Statement Supporting Item 5:

Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote

EXHIBIT C

The Board recommends a vote "FOR" ratifying the selection of PricewaterhouseCoopers LLP as independent public accountants for 2005 (Item 2 on the proxy card).

ITEMS 3 and 4: STOCKHOLDER PROPOSALS

The Corporation has received the stockholder proposals set forth below in Items 3 and 4. **For the reasons set forth after each of these proposals, the Board recommends a vote "AGAINST" Items 3 and 4.**

ITEM 3: STOCKHOLDER PROPOSAL REGARDING POLITICAL CONTRIBUTIONS

The Corporation has received the following stockholder proposal from Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, D.C. 20037. As of the record date for the Annual Meeting, Mrs. Davis beneficially owned 1,720 shares of Common Stock.

Resolved: That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston, and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders. And if no such disbursements were made, to have that fact publicized in the same manner.

Stockholder's Statement Supporting Item 3:

This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent.

If you AGREE, please mark your proxy FOR this resolution.

The Board recommends a vote "AGAINST" Item 3 for the following reasons:

The Board has considered this proposal and believes that its adoption is unnecessary and would not be in the best interests of the Corporation or its stockholders.

The Corporation is already required to comply with numerous federal, state and local laws and regulations governing the permissibility and reporting of political contributions. If adopted, this proposal would impose additional costs and administrative burdens on the Corporation without conferring a commensurate benefit on the shareholders.

Under applicable law, the Corporation cannot make corporate contributions to federal candidates. The Corporation is permitted to make contributions to state and local candidates or initiatives where permitted by law, but rarely does so. As authorized by federal and state law, the Corporation also sponsors a federal political action committee and several state political action committees funded solely by voluntary contributions from employees. In each instance, our employee political action committees and the Corporation fully comply with all applicable reporting and public disclosure requirements. The political action committees file publicly available reports with the Federal Election Commission and state and local campaign finance committees detailing their receipts and disbursements.

The Board believes that these political activities are important efforts that should not be hindered by special disclosure rules in addition to those required by federal, state and local regulatory authorities. The Board further believes that much of the requested disclosure is already publicly available. As such, the Board does not believe that advertising in newspapers would either provide shareholders with additional meaningful information or be a productive use of the Corporation's funds.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 9, 2007

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

By letter dated December 4, 2006 (the "No-Action Request"), Bank of America Corporation ("Bank of America" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Bank of America omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") from Bank of America's proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders (the "2007 Annual Meeting").

The Proposal requests that Bank of America report semi-annually to shareholders on (a) policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds; (b) an accounting of the Company's funds that are used for political contributions and expenditures, including (i) contributions to or expenditures on behalf of entities organized and operating under 26 U.S.C. section 527, and (ii) any portion of dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under 26 U.S.C. section 162(c)(1)(B); (c) identification of the person or persons at Bank of America who participated in the decision to make the political contribution or expenditure; and (d) the internal guidelines or policies, if any, governing the Company's political contributions and expenditures. The Proposal also urges that the report be provided to the audit committee of the Company's Board or other relevant oversight committee and posted on the Company's web site.

Bank of America purports that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(12)(ii) because a proposal dealing with substantially the same subject matter and submitted by Evelyn Davis (the "Davis Proposal") was voted on by shareholders at the Company's 2006 annual meeting and did not attain the requisite vote threshold of 6%. Although both the Davis Proposal and the Proposal deal with the same general subject matter of corporate political activity, the scopes and requested actions differ so significantly that exclusion of the Proposal based on the Davis Proposal's poor showing in past years, would be inappropriate and would deprive shareholders of the opportunity to provide input to the Company on a well-crafted, sensible political contributions disclosure regime. Bank of America's request for no-action relief should accordingly be denied.

The first key substantive difference between the Proposal and the Davis Proposal is the intended audience for the requested disclosures. The main focus of the Davis Proposal is disclosure to the broader public via newspaper advertisements. Near the end of the resolved clause, the Davis Proposal also asks for disclosure in "each succeeding report to shareholders." This vague language, which has the feel of an afterthought, is difficult to interpret; presumably, the Davis Proposal does not intend for the disclosure to appear in every 8-K, 10-Q and other periodic report to shareholders throughout the year. The Davis Proposal makes no mention of the Board of Directors.

The Proposal, by contrast, focuses on keeping both shareholders and the Board's audit committee informed about the Company's political activities. The aim of the Proposal is to provide shareholders with comprehensive information not only about Bank of America's contributions and expenditures but also about the quality of oversight of the process within Bank of America. Information about the decision making process, in the Fund's view, allows shareholders to assess the risk created by the Company's political activities. The Proposal does not seek to inform the public at large.

The scope of the contributions and expenditures as to which disclosure is requested also vary significantly. The Davis Proposal limits itself to amounts contributed "in respect of a political campaign, political party, referendum or citizens initiative, or attempts to influence legislation . . ." The Proposal, by contrast, is much more comprehensive: It seeks disclosure not only of corporate contributions to campaigns, parties and initiatives, some of which have been limited by law, but also of contributions to or expenditures on behalf of independent political committees operating under section 527 of the Internal Revenue Code and amounts paid to entities such as trade associations that are used for political purposes.

This last difference between the Proposal and the Davis Proposal is especially important. Trade association political activity has attracted a great deal of media attention, though the full extent of this activity is difficult to measure because it avoids election law regulation, including disclosure requirements. (E.g., Jim VandeHei and Tom Hamburger, "Drug Firms Underwrite U.S. Chamber's TV Ads," The Wall Street Journal, Oct. 6, 2000, at A24.) One campaign finance expert has dubbed these contributions "the new soft money." (Tom Hamburger, "Trade Groups Join Bush on Social Security," Los Angeles Times, Apr. 11, 2005.) According to a report by Public Citizen, 501(c) groups—including associations such as the Chamber of Commerce as well as ostensibly grassroots groups backed by trade associations--spent at least $87.8 million in the 2000 and 2002 election cycles (a figure that is almost certainly understated due to the paucity of disclosure regarding their activities). (See Public Citizen, "The New Stealth PACs: Tracking 501(c) Non-Profit Groups Active in Elections" (Sept. 2004) available at http://www.stealthpacs.org/ documents/StealthPACs.pdf)

News reports indicate that financial services firms were likely contributors to groups set up to promote social security reform and individual retirement accounts. (See Jim VandeHei, "A Big Push on Social Security," The Washington Post (Jan. 1, 2005); Landon Thomas Jr., "Wall St. Lobby Quietly Tackles Social Security," The New York Times (Dec. 21, 2004)) The Davis Proposal's omission of payments to and on behalf of trade associations thus constitutes a critical difference from the much more comprehensive approach taken by the Proposal.

Finally, and most important, the substantive concerns raised by the Davis Proposal do not include any mention of the process by which Bank of

America's management decides to make political contributions. The Proposal, by contrast, gives as much attention to this process as to disclosure of the contributions and expenditures themselves. The Proposal asks Bank of America to disclose the policies and procedures governing political contributions and expenditures and any internal guidelines used during the decision making process. It also asks Bank of America to identify the persons involved in deciding to engage in political activities.

The Fund believes that *ad hoc* decisions, especially those made by lower-level employees who do not know the full range of a Company's political activities, have a higher likelihood of creating unacceptable risks for the company and its shareholders. The Fund also believes that understanding a Company's decision-making process allows shareholders to evaluate the robustness of the oversight process and engage in a dialogue with the company about potential value-enhancing changes.

That shareholders would likely view the Davis Proposal as substantially different from the Proposal is suggested by the wide disparity in voting outcomes in the 2006 proxy season between the political contributions proposals submitted by Ms. Davis and proposals that were substantially identical to the Proposal. Proposals submitted by Ms. Davis received an average of 5.35% of votes cast for and against the proposals, while proposals modeled on the Proposal averaged 21.89% of for and against votes. Nine of those proposals were supported by over 25% of shares voted for and against. The nearly 17% vote differential between Ms. Davis' proposals and the proposals using the approach taken in the Proposal suggest that the Davis Proposal's low level of support in 2005 and 2006 are due to its approach—shareholders may not believe, for example, that publication of political contributions in general circulation newspapers is in the best interests of companies or their shareholders—and not to any antipathy to the issue.

In sum, the Davis Proposal and the Proposal do not deal with substantially the same subject matter within the meaning of Rule 14a-8(i)(12). The substantive concerns raised by the two proposals differ in key respects, including the scope of disclosure on both funds paid to trade associations and similar entities and the internal processes governing decisions to engage in political activity. The purpose behind Rule 14a-8—giving shareholders the opportunity to provide input on matters of concern to them—would not be served by allowing Bank of America to exclude the Proposal, especially in light of the fact that proposals substantially identical to the Proposal have enjoyed dramatically higher shareholder support than proposals using the Davis Proposal's approach. Bank of America's request for a determination allowing it to exclude the Proposal should be denied.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information in this regard, please do not hesitate to contact me at (202) 624-8100.

Very truly yours,

Louis Malizia

Louis Malizia, Assistant Director
Capital Strategies Department

LM/no

cc: Kenneth Wagner, Associate General Counsel, Bank of America Corporation

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 9, 2007

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

By letter dated December 4, 2006 (the "No-Action Request"), Bank of America Corporation ("Bank of America" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Bank of America omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") from Bank of America's proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders (the "2007 Annual Meeting").

The Proposal requests that Bank of America report semi-annually to shareholders on (a) policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds; (b) an accounting of the Company's funds that are used for political contributions and expenditures, *including* (i) contributions to or expenditures on behalf of entities organized and operating under 26 U.S.C. section 527, and (ii) any portion of dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under 26 U.S.C. section 162(c)(1)(B); (c) identification of the person or persons at Bank of America who participated in the decision to make the political contribution or expenditure; and (d) the internal guidelines or policies, if any, governing the Company's political contributions and expenditures. The Proposal also urges that the report be provided to the audit committee of the Company's Board or other relevant oversight committee and posted on the Company's web site.

Bank of America purports that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(12)(ii) because a proposal dealing with substantially the same subject matter and submitted by Evelyn Davis (the "Davis Proposal") was voted on by shareholders at the Company's 2006 annual meeting and did not attain the requisite vote threshold of 6%. Although both the Davis Proposal and the Proposal deal with the same general subject matter of corporate political activity, the scopes and requested actions differ so significantly that exclusion of the Proposal based on the Davis Proposal's poor showing in past years, would be inappropriate and would deprive shareholders of the opportunity to provide input to the Company on a well-crafted, sensible political contributions disclosure regime. Bank of America's request for no-action relief should accordingly be denied.

The first key substantive difference between the Proposal and the Davis Proposal is the intended audience for the requested disclosures. The main focus of the Davis Proposal is disclosure to the broader public via newspaper advertisements. Near the end of the resolved clause, the Davis Proposal also asks for disclosure in "each succeeding report to shareholders." This vague language, which has the feel of an afterthought, is difficult to interpret; presumably, the Davis Proposal does not intend for the disclosure to appear in every 8-K, 10-Q and other periodic report to shareholders throughout the year. The Davis Proposal makes no mention of the Board of Directors.

The Proposal, by contrast, focuses on keeping both shareholders and the Board's audit committee informed about the Company's political activities. The aim of the Proposal is to provide shareholders with comprehensive information not only about Bank of America's contributions and expenditures but also about the quality of oversight of the process within Bank of America. Information about the decision making process, in the Fund's view, allows shareholders to assess the risk created by the Company's political activities. The Proposal does not seek to inform the public at large.

The scope of the contributions and expenditures as to which disclosure is requested also vary significantly. The Davis Proposal limits itself to amounts contributed "in respect of a political campaign, political party, referendum or citizens initiative, or attempts to influence legislation . . ." The Proposal, by contrast, is much more comprehensive: It seeks disclosure not only of corporate contributions to campaigns, parties and initiatives, some of which have been limited by law, but also of contributions to or expenditures on behalf of independent political committees operating under section 527 of the Internal Revenue Code and amounts paid to entities such as trade associations that are used for political purposes.

This last difference between the Proposal and the Davis Proposal is especially important. Trade association political activity has attracted a great deal of media attention, though the full extent of this activity is difficult to measure because it avoids election law regulation, including disclosure requirements. (E.g., Jim VandeHei and Tom Hamburger, "Drug Firms Underwrite U.S. Chamber's TV Ads," The Wall Street Journal, Oct. 6, 2000, at A24.) One campaign finance expert has dubbed these contributions "the new soft money." (Tom Hamburger, "Trade Groups Join Bush on Social Security," Los Angeles Times, Apr. 11, 2005.) According to a report by Public Citizen, 501(c) groups—including associations such as the Chamber of Commerce as well as ostensibly grassroots groups backed by trade associations--spent at least $87.8 million in the 2000 and 2002 election cycles (a figure that is almost certainly understated due to the paucity of disclosure regarding their activities). (See Public Citizen, "The New Stealth PACs: Tracking 501(c) Non-Profit Groups Active in Elections" (Sept. 2004) available at http://www.stealthpacs.org/ documents/StealthPACs.pdf)

News reports indicate that financial services firms were likely contributors to groups set up to promote social security reform and individual retirement accounts. (See Jim VandeHei, "A Big Push on Social Security," The Washington Post (Jan. 1, 2005); Landon Thomas Jr., "Wall St. Lobby Quietly Tackles Social Security," The New York Times (Dec. 21, 2004)) The Davis Proposal's omission of payments to and on behalf of trade associations thus constitutes a critical difference from the much more comprehensive approach taken by the Proposal.

Finally, and most important, the substantive concerns raised by the Davis Proposal do not include any mention of the process by which Bank of

America's management decides to make political contributions. The Proposal, by contrast, gives as much attention to this process as to disclosure of the contributions and expenditures themselves. The Proposal asks Bank of America to disclose the policies and procedures governing political contributions and expenditures and any internal guidelines used during the decision making process. It also asks Bank of America to identify the persons involved in deciding to engage in political activities.

The Fund believes that *ad hoc* decisions, especially those made by lower-level employees who do not know the full range of a Company's political activities, have a higher likelihood of creating unacceptable risks for the company and its shareholders. The Fund also believes that understanding a Company's decision-making process allows shareholders to evaluate the robustness of the oversight process and engage in a dialogue with the company about potential value-enhancing changes.

That shareholders would likely view the Davis Proposal as substantially different from the Proposal is suggested by the wide disparity in voting outcomes in the 2006 proxy season between the political contributions proposals submitted by Ms. Davis and proposals that were substantially identical to the Proposal. Proposals submitted by Ms. Davis received an average of 5.35% of votes cast for and against the proposals, while proposals modeled on the Proposal averaged 21.89% of for and against votes. Nine of those proposals were supported by over 25% of shares voted for and against. The nearly 17% vote differential between Ms. Davis' proposals and the proposals using the approach taken in the Proposal suggest that the Davis Proposal's low level of support in 2005 and 2006 are due to its approach—shareholders may not believe, for example, that publication of political contributions in general circulation newspapers is in the best interests of companies or their shareholders—and not to any antipathy to the issue.

In sum, the Davis Proposal and the Proposal do not deal with substantially the same subject matter within the meaning of Rule 14a-8(i)(12). The substantive concerns raised by the two proposals differ in key respects, including the scope of disclosure on both funds paid to trade associations and similar entities and the internal processes governing decisions to engage in political activity. The purpose behind Rule 14a-8—giving shareholders the opportunity to provide input on matters of concern to them—would not be served by allowing Bank of America to exclude the Proposal, especially in light of the fact that proposals substantially identical to the Proposal have enjoyed dramatically higher shareholder support than proposals using the Davis Proposal's approach. Bank of America's request for a determination allowing it to exclude the Proposal should be denied.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information in this regard, please do not hesitate to contact me at (202) 624-8100.

Very truly yours,

Louis Malizia

Louis Malizia, Assistant Director
Capital Strategies Department

LM/no

cc: Kenneth Wagner, Associate General Counsel, Bank of America Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated December 4, 2006

The proposal requests that Bank of America provide a report on political contributions that contains information specified in the proposal.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser

END